Exhibit 77(d)

                  Policies with respect to security investments

(d)(1) At the December 15, 2004 meeting of the Board of Directors of ING Series Fund, Inc. ("Board"), the Board approved the addition of the following securities to ING Global Science and Technology Fund's non-fundamental investment strategy:

            o     Initial Public Offerings ("IPOs");

            o     Rule 144A Securities; and

            o     Foreign Currency Contracts

(d)(2) At the December 15, 2004 meeting of the Board the addition of the following security to ING International Growth Fund's non-fundamental investment strategy was approved:

            o     Convertible Securities